SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)


                                  AvantGo, Inc.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                     05349M
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)



            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
            |_| Rule 13d-1(b)
            |X| Rule 13d-1(c)
            |_| Rule 13d-1(d)

-----------------------                                 ------------------------
                                  Schedule 13G
CUSIP NO.                                               Page 2 of 6 Pages
05349M
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       Felix Lin
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                             (b) |_|
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                5     SOLE VOTING POWER
                      1,878,522(1)
NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY          115,000(2)
OWNED BY        ----------------------------------------------------------------
EACH            7     SOLE DISPOSITIVE POWER
REPORTING             1,878,522
PERSON          ----------------------------------------------------------------
WITH            8     SHARED DISPOSITIVE POWER
                      115,000
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,993,522
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.8%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

--------

     (1) Includes 115,000 shares of Common Stock held by The Felix Lin 2000 Annuity Trust and 3,000 shares of Common Stock held in the name of Mr. Lin's minor child, to which he is custodian. Mr. Lin expressly declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of shares held by The Felix Lin 2000 Annuity Trust and Mr. Lin's minor child.

     (2) Consists of shares of Common Stock held by The Betty Mae Lin 2000 Annuity Trust, of which Betty Lin, Mr. Lin's wife, is the trustee. Mr. Lin expressly declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares.

 SCHEDULE 13G

Item 1(a).  Name of Issuer.

      This Schedule 13G relates to AvantGo, Inc., a Delaware corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

      The Issuer's principal executive offices are located at 1700 South Amphlett Blvd., Suite 300, San Mateo, CA 94402.

Item 2(a)  Name of Person Filing.

      This Schedule 13G is being filed by Felix Lin.

Item 2(b)  Address of Principal Business Office or, if None, Residence.

      The business address of Mr. Lin is 1700 South Amphlett Blvd., Suite 300, San Mateo, CA 94402.

Item 2(c)  Citizenship.

      Mr. Lin is United States citizen.

Item 2(d)  Title of Class of Securities.

      This Schedule 13G relates to the Issuer's common stock, $0.0001 par value (the "Common Stock").

Item 2(e)  CUSIP Number.

      The CUSIP Number for the Issuer's Common Stock is 05349M.

Item  3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
      (c), Check Whether the Person Filing Is a:

     (a)|_| Broker or dealer registered under Section 15 of the Exchange Act.

     (b)|_| Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)|_| Insurance company as defined in Section 3(a)(19) of the Exchange
            Act.

     (d)|_| Investment company registered under Section 8 of the Investment Company Act.

     (e)|_| An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f)|_| An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F).

     (g)|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)|_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i)|_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      Not applicable.

Item 4.  Ownership.

      Felix Lin, as of December 31, 2000:

      (a)   Amount beneficially owned:  1,993,522

      (b)   Percent of class:  5.8%

      (c)   Number of shares as to which such person has:

               (i) Mr. Lin has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

              (ii) Mr. Lin has the shared power to vote or to direct the vote of the Common Stock as set forth on the cover page.

             (iii) Mr. Lin sole power to dispose or to direct the disposition of the Common Stock as set forth on the cover page.

              (iv) Mr. Lin shared power to dispose or to direct the disposition of the Common Stock as set forth on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8.  Identification and Classification of Members of the Group.

      Not applicable.

Item 9.  Notice of Dissolution of Group.

      Not applicable.

Item 10.  Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: February ____, 2001



                                    /s/ Felix Lin
                                    -----------------------------
                                    Felix Lin